Exhibit 12.1

ECOLAB INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Nine Months Ended
	September 30	Year Ended December 31
	2017	2016	2015	2014	2013	2012
Earnings
Pre-tax income from continuing operations before income or loss from equity investees	$1,214.9	$1,650.4	$1,317.7	$1,698.4	$1,298.3	$1,012.6

Fixed charges, as computed below	246.3	359.1	327.4	347.0	343.5	346.6

Total earnings including fixed charges	$1,461.2	$2,009.5	$1,645.1	$2,045.4	$1,641.8	$1,359.2

Fixed Charges
Interest expense and amortization of debt premiums and discounts related to indebtedness	$191.0	$285.4	$253.7	$268.0	$272.8	$285.6
Appropriate portion (1/3) of rentals representative of the interest factor	55.3	73.7	73.7	79.0	70.7	61.0

Total fixed charges	$246.3	$359.1	$327.4	$347.0	$343.5	$346.6

Ratio of earnings to fixed charges	5.93	5.60	5.03	5.89	4.78	3.92